UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

January 13, 2017 - Atlantica Yield plc (the “Company”) announced it has signed a forbearance agreement in relation to the project financing agreements of Solana and Mojave with respect to minimum ownership provisions relating to Abengoa S.A. or subsidiaries (“Abengoa”) and with respect to cross-default provisions relating exclusively to Abengoa (without relieving the projects from meeting their obligations). In addition, the Company signed waiver agreements in relation to the project financing agreements of Solnova 1/3/4, Solacor and Solaben 2/3 with respect to minimum ownership provisions relating to Abengoa.

The forbearance agreement signed with the U.S. Department of Energy (“DoE”) with respect to Solana and Mojave regarding minimum ownership provisions covers reductions of Abengoa’s ownership resulting from (1) a court-ordered or lender-initiated foreclosure pursuant to the existing pledge over Abengoa’s shares (the “Shares”) of the Company that occurs prior to March 31, 2017, (2) a sale or other disposition at any time pursuant to a bankruptcy proceeding by Abengoa, (3) changes in the existing Abengoa pledge structure in connection with Abengoa’s restructuring process, aimed at pledging the Shares under a new holding company structure and (4) capital increases by the Company. In the event of other reductions of Abengoa’s ownership below the minimum ownership threshold resulting from sales of Shares by Abengoa, DoE remedies will not include debt acceleration, but DOE remedies available would include limitations on distributions to the Company from its subsidiaries. In addition, the minimum ownership threshold for Abengoa in the Company has been reduced from 35% to 30%.

With respect to the forborn Abengoa cross-defaults, such defaults will no longer trigger acceleration remedies or limitations on distributions remedies in the Solana or Mojave financing arrangements.

As part of the agreements, the Company has made contributions to additional reserve accounts, corresponding mainly to the agreement signed with the DoE. The main purpose of these additional reserve accounts is to reserve additional capital to ensure the good performance of the assets.

The Company continues to work on obtaining waivers with respect to ACT for the minimum ownership provisions and Kaxu for cross-defaults and minimum ownership provisions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: January 13, 2017	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer